Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 30,
	2012	2011	2010	2009	2008 (1)	2007
Pre tax income	17,559	13,229	7,754	6,350	(63,272)	23,678
Total fixed charges	9,503	12,852	15,195	16,691	41,113	54,158
	27,062	26,081	22,949	23,041	(22,159)	77,836

Interest expense	8,831	12,036	14,539	16,050	40,632	53,868
Interest on other liabilities	-	-	-	-	-	-
Amortization of subordinated debt origination expense	-	-	-	-	-	-
Estimated interest portion of rent expense (1)	672	816	656	641	481	290
	9,503	12,852	15,195	16,691	41,113	54,158

Preferred stock dividends on a tax equivalent basis	-	-	656	3,426	373	68
	9,503	12,852	15,851	20,117	41,486	54,226

	27,062	26,081	22,949	23,041	(22,159)	77,836
	9,503	12,852	15,851	20,117	41,486	54,226

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	2.85	2.03	1.45	1.15	nm	1.44

Ratio of earnings to fixed charges	2.85	2.03	1.51	1.38	nm	1.44

(1) The coverage deficiency was $63.3 million for the year ended December 31, 2008.
(2) Estimated to be 33% of rent expense paid.

.